3050 Spruce Street, St. Louis, MO 63103 USA
Tel: (800) 521-8956 (314) 771-5765 Fax: (800) 325-5052 (314) 771-5757

June 17, 2014

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Sigma-Aldrich Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 6, 2014
Definitive Proxy Statement on Schedule 14A
Filed March 21, 2014
File No. 0-8135

Dear Mr. Cash:

We received your letter dated June 16, 2014 (the “SEC Letter”). Per the terms of the SEC Letter and our telephone conversation with your colleague, Leland Benton, on June 17, 2014, we hereby notify you that we shall submit our response to the SEC Letter on or before July 16, 2014.

Please contact me at (314) 286-7443 if you have any questions.

Sincerely,

/s/ George L. Miller

George L. Miller
Senior Vice President, General Counsel and Secretary